Exhibit 99.1

Fuling Global Appoints Peng Hu as Chief Financial Officer

WENLING, Zhejiang Province, China and ALLENTOWN, Pennsylvania, January 2, 2020 – Fuling Global Inc. (Nasdaq: FORK) (“Fuling Global” or the “Company”), a manufacturer and distributor of environmentally friendly disposable plastic and paper foodservice products, today announced that Peng (Gillian) Hu has been named chief financial officer.

Ms. Hu succeeds Meihong Pan, who has served as interim CFO since November 2019. Ms. Pan will remain with Fuling Global as its financial controller, a position she has held since 2006. The Company’s previous chief financial officer, Gilbert Lee, currently serves as a consultant to Fuling Global, focused on global expansion initiatives.

Prior to joining Fuling Global, Ms. Hu was the financial controller at Hunan International Economics University, a subsidiary of Nasdaq-listed Laureate Education, Inc. She previously held auditor positions at Friedman LLP and Ernst & Young.

Ms. Hu currently serves on the board of directors as audit committee chair at China Eco-Materials Group Co. Ltd., which has filed an F-1/A registration statement with the U.S. Securities and Exchange commission for an initial public offering. Previously, she was audit committee chair at China Xiangtai Food Co., Ltd., a Nasdaq-listed company. Ms. Hu received an M.S. degree in Taxation from the Zicklin School of Business, Baruch College, in New York City and a B.B.A. degree in accounting from the School of Economics and Management, Tsinghua University in Beijing.

“A highly experienced and skilled financial executive, Gillian has significant Chinese GAAP and US GAAP accounting experience, and we are excited that she is joining Fuling Global at an important juncture in our evolution,” said Xinfu Hu, CEO of Fuling Global Inc. “Gillian will play a key role as we focus on growth initiatives, including international expansion and the introduction of new, environmentally friendly products to foodservice customers around the world.”

About Fuling Global Inc.

Fuling Global Inc. manufactures and distributes plastic and paper serviceware for the foodservice industry, with precision manufacturing facilities in the U.S., Mexico and China. The Company's plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers primarily from the U.S., China and Europe, including Subway, Wendy's, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Actual results, including, but not limited to, international expansion and introduction of new products, may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s annual report and in its other filings with the Securities and Exchange Commission. Fuling Global disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

# # #

For more information, contact:

PondelWilkinson, Inc.

Judy Lin Sfetcu or Roger Pondel

310-279-5980

jsfetcu@pondel.com

rpondel@pondel.com